                                                                      99.(a)(14)



                                                    Contact:  Roy Winnick
                                                              Kekst and Company
                                                              (212) 593-2655


             COOPERATIVE COMPUTING, INC. AND CCI ACQUISITION CORP.
              EXTEND CASH TENDER OFFER FOR SHARES OF TRIAD SYSTEMS
            CORPORATION UNTIL 10:00 A.M. ON FRIDAY, FEBRUARY 7, 1997


AUSTIN, TEXAS, JANUARY 24, 1997 -- Cooperative Computing, Inc. and its affiliate CCI Acquisition Corp., both of Austin, announced today that CCI Acquisition has extended until 10:00 A.M., New York City time, on Friday, February 7, 1997 its tender offer for all of the issued and outstanding shares of common stock of Triad Systems Corporation (NASDAQ:TRSC) of Livermore, California at a price of $9.25 per share, net to the seller in cash. The tender offer was previously scheduled to expire at 10:00 A.M., New York City time, on Monday, January 27, 1997. The terms of the extended tender offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on October 23, 1996.

CCI Acquisition has been advised by the depositary for the tender offer that as of 5:00 P.M., New York City time, on January 24, 1997, 14,943,953 shares of Triad's common stock (approximately 84.2% of the issued and outstanding shares) had been validly tendered and not withdrawn.

CCI Acquisition stated that it was extending the tender offer to provide additional time to resolve certain issues raised by the Federal Trade Commission in connection with the FTC's review of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act. CCI Acquisition also stated that, although no assurances can be given, it is optimistic that all such outstanding issues will be satisfactorily resolved.